FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of May 2005

Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)
                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           -------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ..... No X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:

                  ANNOUNCEMENT OF THE ORDINARY GENERAL MEEETING

     The Board of Directors of CEZ, a. s., with its registered seat at Prague 4, Duhova 2/1444, Postal Code 140 53, Identification No.: 45 27 46 49, registered in the Commercial Register maintained by the Municipal Court in Prague, Section B, File No.:1581, is convening an ordinary General Meeting on June 20, 2005 at 10:00 a.m. in the TOP HOTEL, Prague 4, Blazimska 1781/4.

Agenda:
1. Opening; election of the Chairman of the General Meeting, minutes clerk, scrutinizers, and the minutes verifying clerks.
2.   Report on the business activities of the company and on its equity in 2004.
3.   Report of the Supervisory Board.
4. Approval of the financial statement of CEZ, a. s., and the consolidated financial statement of CEZ Group in 2004.
5. Resolution on the distribution of profit, including the resolution on the payment of dividends and royalties.
6.   Resolution on the volume of funds allocated for sponsoring grants.
7. Contribution of the part of the company that sells energy to the key customers (hereinafter the "sales division") to CEZ Prodej, s.r.o.
     a) Approval of the contribution of part of the company, the sales division, to CEZ Prodej, s.r.o.
     b) Approval of the Draft Agreement on the Contribution of Part of the Company, the sales division, to CEZ Prodej, s.r.o.
8. Contribution of the part of the company that focuses on the provision of IT activities (hereinafter the "IT division") to CEZData, s.r.o.
     a) Approval of the contribution of part of the company, the IT section, to CEZData, s.r.o.
     b) Approval of the Draft Agreement on the Contribution of Part of the Company, the IT division, to CEZData, s.r.o.
9. Resolution on changes to the structure of the Supervisory Board of the company.
10.  Cancellation of the option program of the Supervisory Board of the company.
11.  Final remarks/ Closing.

The decisive date for participation in the General Meeting is June 14, 2005. Any person listed as a shareholder or an administrator pursuant to the legally stipulated registration of securities at the Center of Securities as of the decisive date has the right to take part in the General Meeting. The right of the shareholders to handle the shares shall be suspended from June 15, 2005 until June 20, 2005, including.

The Board of Directors of CEZ, a. s. announces a filing for the contribution of the sales division part of CEZ, a. s. to CEZ Prodej, s.r.o. in the List of Deeds maintained by the Municipal Court in Prague, Commercial Register, Section B, File No.:1581. The contribution of the sales division part of the company to CEZ Prodej, s.r.o., Identification No.:27232433, with its registered seat at Vinohradska 325/8, Prague 2, Postal Code 120 21, registered in the Commercial Register maintained by the Municipal Court in Prague, Section

C, File No.:106349 (hereinafter "CEZ Prodej, s.r.o.") forms the subject of the draft agreement on the contribution of part of the company regarding the increase of its registered capital.

The Board of Directors of CEZ, a. s. further announces the registration of the draft agreement on the contribution of the IT division part of CEZ, a. s. to CEZData, s.r.o. in the List of Deeds maintained at the Municipal Court in Prague, Commercial Register, Section B, File No.:1581. The contribution of the IT division part of the company to CEZData, s.r.o., Identification No.:27151417, with its registered seat at Guldenerova 2577/19, Plzen, Postal Code 303 28, registered in the Commercial Register maintained by the Regional Court in Plzen, Section C, File No.:16496 (hereinafter the "CEZData, s.r.o.") forms the subject of the draft agreement on the contribution of part of the company regarding the increase of its registered capital. CEZ, a. s. is the sole member of CEZData, s.r.o.

The following documents are placed on the notice board in the foyer of the building and are available for viewing at the seat of the company in Prague 4, Duhova 2/1444, during business hours between 8:00 a.m. and 4:00 p.m.:

a) the draft agreement on the contribution of the sales division part of the company to CEZ Prodej, s.r.o.; b) the draft agreement on the contribution of the IT division part of the company to CEZData, s.r.o.; c) the financial statements of CEZ, a. s. for the years 2002, 2003, and 2004, and the auditor's report; d) the financial statement of CEZData, s.r.o., for 2004, and the auditor's report;
e) the report of the Board of Directors of CEZ, a. s. on the contribution of the sales division part of the company to CEZ Prodej, s.r.o.; f) the report of the Board of Directors of CEZ, a. s. on the contribution of the IT division part of the company to CEZData, s.r.o.; g) the report of the Supervisory Board of CEZ,
a. s. on reviewing the contribution of the sales division part of the company to CEZ Prodej, s.r.o.; h) the report of the Supervisory Board of CEZ, a. s. on reviewing the contribution of the IT division part of the company to CEZData, s.r.o.; i) the joint expert's report on the contribution of the sales division part of the company to CEZ Prodej, s.r.o.; j) the joint expert's report on the contribution of the IT division part of the company to CEZData, s.r.o.; k) the expert's report on designating the value of the sales division part of the company as an in-kind contribution; l) the expert's report on designating the value of the IT division part of the company as an in-kind contribution.

The company shall, without undue delay, free of charge and subject to request, issue each shareholder with copies of excerpts from the written documents as listed under items (a) to (j).


The registration of the shareholders shall commence at 9:00 a.m. on the date and at the place of the General Meeting.
Shareholders - individuals - shall submit their identification cards. Persons acting on behalf of a legal entity shall submit not only their identification cards, but also a document verifying the existence of the legal entity, and the authorization to represent such legal entity. The representatives of the shareholders shall first and foremost submit a Power of Attorney with superlegalized signatures.
If the shareholder is a foreign individual, a passport should be submitted. Its representative shall submit a certified Power of Attorney. If the shareholder is a foreign legal entity, it shall submit a document verifying the existence of such legal entity, and also, unless it is its statutory body, a certified Power of Attorney.

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Documents submitted by a foreign shareholder or its representative must be superlegalized or must include an Apostille, if the Czech Republic did not conclude an agreement on legal aid with the country of residence or the seat of the shareholder.

Primary data from the 2004 financial statement of CEZ, a. s. pursuant to Czech Accounting Standards (in millions of Czech crowns):

----------------------------------------------------------------------------------------------------------------
Current assets total, net           227,778 Liabilities in total       227,778 Revenues                  81,731
----------------------------------------------------------------------------------------------------------------
Non-currents assets, net            197,445 Equity                     147,741 Costs                     65,301
----------------------------------------------------------------------------------------------------------------
Non-fixed assets, net                29,970 Other sources               79,223 Profit before tax         16,430
----------------------------------------------------------------------------------------------------------------
Time differentiation, net               363 Time differentiation           814 Profit after tax          12,364
----------------------------------------------------------------------------------------------------------------

Primary data from the 2004 consolidated financial statement of CEZ Group pursuant to IFRS (in millions of Czech crowns):

---------------------------------------------------------------------------------------------------------------------
Current assets total, net        280,778 Liabilities in            280,815 Operational revenues              100,165
                                         total
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Fixed assets, net                258,082 Equity                    163,689 Operational costs                  81,010
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Non-fixed assets, net             22,733 Minor shares                5,282 Other costs and revenues            1,227
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                                         Debts                     111,844 Profit before tax                  17,928
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                                                                           Minor shares                        1,024
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                                                                           Profit after tax                   13,059
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

The financial statement of CEZ, a. s., the consolidated financial statement of CEZ Group, and the report on relation between the inter-related persons are available to the shareholders for viewing on the notice board in the foyer of the building at the company's seat in Prague 4, Duhova 2/1444, during business hours from 8:00 a.m. to 4:00 p.m. until the actual date of the General Meeting.

Expenses associated with participation in the General Meeting shall be borne by the shareholder.


                                                   Board of Directors CEZ, a. s.



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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               CEZ, a. s.

                                        ------------------------
                                              (Registrant)

Date: May 18, 2005


                                             /s/ Libuse Latalova
                                        By:
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                                                 Libuse Latalova
                                        Head of Finance Administration




Date:  May 18, 2005